LPBP INC.

                                              Security Class

                                              Holder Account Number

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Form of Proxy - Annual Meeting of Shareholders to be held on April 4, 2013

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.   Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.   If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.   This proxy should be signed in the exact manner as the name appears on the proxy.

4.   If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.   The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.   The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. All shareholders should refer to the accompanying Circular for further information regarding completion and use of this proxy and other information pertaining to the meeting.

Proxies submitted must be received by 11:00 am, Eastern Time, on April 2, 2013.

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Appointment of Proxyholder

The undersigned shareholder of the Company hereby appoints, G. Peter
Dans, President                                                                                                                          OR               Print the name of the person you are appointing if this person is someone other than the Management Nominee listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Shareholders of LPBP Inc. (the "Company") to be held at 447 March Road, Ottawa, Ontario on April 4, 2013 at 11:00 a.m. and at any adjournment thereof.

VOTING RECOMMENDATIONS OF DIRECTORS AND MANAGEMENT ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors                             For                    Withhold                                                 For      Withhold                                                                            For Withhold

01. G. Peter Dans                         02. Neil J. Gotfrit                                                              03.  Rocco Marcantonio

04. Mark A. Witkowski

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                                                               For             Withhold

2. Appointment of Auditors
To appoint Ernst & Young LLP as Auditors of the Company and authorize the Directors to fix their remuneration.

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)                                                Date

Interim Financial Statements - Mark this box if you would

like to receive interim financial statements and  accompanying Management’s Discussion and Analysis by mail.

Annual Financial Statements - Mark this box if you would

like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.
If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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